March 2, 2021

VIA EDGAR AND E-MAIL

Mr. David Lin
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-4631

Re:     SelectQuote, Inc.
Registration Statement on Form S-1
File No. 333-253704

Mr. Lin:

In connection with the above-referenced Registration Statement, and pursuant to Rule
461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of
SelectQuote, Inc. that the effective date of the Registration Statement be accelerated to be declared effective at 4:30 PM Eastern Time on March 3, 2021 or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that, as representatives of the underwriters, we have, through the date hereof, distributed approximately 1,000 copies of the preliminary prospectus, dated March 1, 2021, to institutions, prospective underwriters, dealers and others.

The undersigned, as representatives of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Henry Kong
Name: Henry Kong
Title: Director

By:	Morgan Stanley & Co. LLC

By:	/s/ Michael Occi
Name: Michael Occi
Title: Managing Director

For themselves and as Representatives of the other Underwriters to be named in Schedule II to the Underwriting Agreement between SelectQuote, Inc. and the Underwriters named therein
[Signature Page to Underwriter Acceleration Request]